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                             June 25, 2021

       Michael Schwartz
       Chief Executive Officer
       Strategic Storage Trust VI, Inc.
       10 Terrace Road
       Ladera Ranch, California 92694

                                                        Re: Strategic Storage
Trust VI, Inc.
                                                            Form S-11 Filed May
28, 2021
                                                            File No. 333-256598

       Dear Mr. Schwartz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-11 Filed May 28, 2021

       Cover Page

   1. We note your disclosure that until you generate operating cash flows sufficient to pay distributions, you may
pay distributions from financing activities, which may include borrowings in
anticipation of future cash flows or the net proceeds of your offerings
                                                        (which may constitute a
return of capital). Please revise to clarify whether proceeds from other offerings may be
used to fund distributions and, if so, how you would account for such distributions.
       Class T Shares , page 6

   2. We note your disclosure on page 6 that you allocate the stockholder servicing fee on a class specific basis.
With a view toward disclosure, please explain to us whether investors who purchase relatively
early in the offering may pay greater stockholder servicing fees
 Michael Schwartz
FirstName  LastNameMichael
Strategic Storage Trust VI, Inc.Schwartz
Comapany
June        NameStrategic Storage Trust VI, Inc.
     25, 2021
June 25,
Page  2 2021 Page 2
FirstName LastName
         than investors who purchase later and whether the total underwriting compensation may vary depending on whether an investor purchases relatively early in the offering.
Other Considerations, page 7

3. We note your disclosure on page 7 that you may sell Class A shares in this offering at a reduced price to your dealer manager, participating broker-dealers and participating registered investment advisors. Please revise to provide more specific disclosure quantifying these discounts and clarifying what you mean by participating broker-dealers and participating registered investment advisors.
Prospectus Summary, page 12

4. You state that your sponsor, SmartStop REIT Advisors, LLC, is an indirect subsidiary of
         SmartStop. Please revise to identify who controls SmartStop and provide a summary identifying affiliated REITs, clarifying the status of their offerings and operations, and cross referencing the page where you discuss conflicts of interest. Our Self Storage Properties
Potential Acquisitions, page 64

5. Please confirm for us whether you believe it is probable that you will acquire the Las
         Vegas Property and tell us whether the property will have any rental operations prior to acquisition. If acquisition of the property is probable, and the property has a rental history, please tell us how you considered:
             including an audited Statement of Revenues and Certain Operating Expenses in
              accordance with Rule 8-06 of Regulation S-X and
             giving pro forma effect to the probable acquisition in your pro forma financial statements in accordance with Rule 8-05 of Regulation S-X Potential Acquisitions, page 64

6. You state on page 65 that, due to the considerable conditions to the consummation of the acquisition of properties, you cannot make any assurances that the closing of any properties is probable. Please revise to briefly describe the considerable conditions to the consummation of these acquisitions.
Plan of Operation, page 116

7. We note the statement on page 117 that although you have not seen a material impact on the demand for self storage space resulting from the covid-19 outbreak, your results of operations could be adversely impacted. Please revise to further clarify the anticipated impact and the ways in which it could affect your operations. In this regard, it appears that affiliated entities have been forced to pause offerings and report that revenues were negatively impacted as a result of covid-19, including with respect to suspension of rate increases and reduced income from late fees.
 Michael Schwartz
FirstName  LastNameMichael
Strategic Storage Trust VI, Inc.Schwartz
Comapany
June        NameStrategic Storage Trust VI, Inc.
     25, 2021
June 25,
Page  3 2021 Page 3
FirstName LastName
Prior Performance Summary, page 122

8. You state on page 129 that, in certain instances, your sponsor and its affiliates have agreed to make certain accommodations that benefit the owners of the public programs, such as the deferral of payment or waiver of both asset and property management fees and related reimbursable expenses otherwise payable to your sponsor or its affiliates. We further note your disclosure in your prior performance tables that certain programs appear to have funded all distributions from offering proceeds. Please revise to more specifically quantify and describe any accommodations, including deferral of payment or waiver of fees or expenses, and briefly describe the time periods and facts involving distributions funded principally from non-operating sources, including the conditions that resulted in such distributions being funded from offering proceeds.
Share Repurchase Program, page 174

9. Please revise the fifth paragraph to clarify whether and where you will provide a website or other means for investors to determine current and prior NAV. STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES UNAUDITED PRO
FORMA CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Unaudited Consolidated Balance Sheet - Pro Forma Adjustments, page F-30

10. Please revise note (h) to include disclosure of the percentage ownership SmartStop OP acquired in your Operating Partnership.
Exhibits

11. Please revise the subscription agreement provided as Appendix A to be in legible font.
         Currently due to format and size the text is not legible.
General

12. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
         We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation
         Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4,
         2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).
         To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
         Division   s Office of Mergers and Acquisitions at 202-551-3440.
13. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in
 Michael Schwartz
Strategic Storage Trust VI, Inc.
June 25, 2021
Page 4
       determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
       October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Schwartz
                                                            Division of
Corporation Finance
Comapany NameStrategic Storage Trust VI, Inc.
                                                            Office of Real
Estate & Construction
June 25, 2021 Page 4
cc:       Michael K. Rafter
FirstName LastName